Exhibit 99.1

HUTCHMED Announces Update on Licensed Oncology Product TAZVERIK® in China

Hong Kong, Shanghai & Florham Park, NJ — Monday, March 9, 2026: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM; HKEX:13) today announces an update regarding TAZVERIK® (tazemetostat), an oncology therapy licensed from Epizyme, Inc. (“Epizyme”), an Ipsen (“Ipsen”) company, in China. Epizyme is the Marketing Authorization Holder of TAZVERIK® in the Chinese mainland, for which HUTCHMED Limited (a subsidiary of the Company) acts as the domestic agent/licensee. Ipsen has informed HUTCHMED that it is voluntarily withdrawing TAZVERIK® in the US. As a result, steps have been taken to initiate the market withdrawal and product recall in China. Consequently, HUTCHMED Limited has initiated a withdrawal and product recall from the Chinese mainland, Hong Kong and Macau, and is discontinuing all active tazemetostat clinical trials. Existing patients should consult their treating physicians immediately to discuss their treatment options.

Ipsen is the sponsor of the ongoing Phase Ib/III SYMPHONY-1 trial (evaluating tazemetostat in combination with lenalidomide plus rituximab (“R²”) vs R² in follicular lymphoma). As informed by Ipsen, following a review of emerging data from SYMPHONY-1, the study Independent Data Monitoring Committee advised that, based on adverse events of secondary hematologic malignancies, the risks may outweigh potential benefits for patients within this treatment regimen. As a result of these data, Ipsen is withdrawing TAZVERIK® effective immediately, including both for follicular lymphoma (“FL”) and epithelioid sarcoma (ES).

Ipsen has announced that, in addition to withdrawing TAZVERIK® from the market, Ipsen has initiated steps to stop treatment with tazemetostat for all patients currently enrolled in the ongoing SYMPHONY-1 trial. All participants will receive standard of care, lenalidomide plus rituximab only. The study will remain open, with no further enrollment, to continue the long-term safety follow-up of all participants. Ipsen is also discontinuing all active tazemetostat clinical trials and expanded access programs. Ipsen is working with the US Food and Drug Administration (“US FDA”) on the next steps to execute the withdrawal of TAZVERIK® and provide all necessary information to complete this process.

The safety and wellbeing of patients is HUTCHMED’s top priority. In alignment with this commitment, HUTCHMED Limited has promptly informed healthcare professionals, the China National Medical Products Administration (“NMPA”), the Hong Kong Department of Health and the Macau Health Bureau of this development. Upon becoming aware of this information, HUTCHMED Limited immediately placed the product on hold, suspending all sales and shipments, and notified healthcare institutions to cease prescribing it and pharmacies to stop dispensing it. HUTCHMED Limited has also immediately notified clinical trial sites in China to discontinue the use of tazemetostat. Furthermore, HUTCHMED Limited is also actively cooperating with regulatory authorities to determine the appropriate next steps for the withdrawal and recall of TAZVERIK® in the Chinese mainland, Hong Kong and Macau.

TAZVERIK® is a first-in-class methyltransferase inhibitor of EZH2 developed by Epizyme. TAZVERIK® monotherapy was approved by the US FDA in 2020 under the US FDA accelerated approval program. TAZVERIK® received conditional approval from the NMPA for the treatment of FL as an imported drug. This approval pathway incorporates the evaluation of overseas trial data, references overseas regulatory approvals, and bridging study data to adapt foreign trial results to the Chinese population. Continued registration of TAZVERIK® is subject to continuing obligations, including reporting of changes in foreign regulatory status, new safety signals and new evidence affecting the benefit-to-risk profile to patients.

The withdrawal is not expected to impact the Company’s financial guidance. In 2025, HUTCHMED sales of TAZVERIK® were US$2.5 million.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of tazemetostat, the further clinical development for tazemetostat, its expectations as to whether any studies on tazemetostat would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of tazemetostat, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in other jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of tazemetostat for a targeted indication; and HUTCHMED and/or its partner’s ability to fund, implement and complete its further clinical development and commercialization plans for tazemetostat, and the timing of these events. In addition, as certain studies rely on the use of other drug products such as R2 as combination therapeutics with tazemetostat, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000